

Mail Stop 4628

February 13, 2016

Lowry Barfield
Senior Vice President – Legal, General Counsel and Secretary
Western Refining, Inc.
123 West Mills Avenue, Suite 200
El Paso, Texas 79901

> **Re:** **Western Refining, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 19, 2016**
> **File No. 333-209031**
>
> **Schedule 13E-3**
> **Filed January 19, 2016 by Northern Tier Energy, LP, Western Refining, Inc., Western Acquisition Co, LLC and Northern Tier Energy GP LLC**
> **File No. 005-87061**

Dear Mr. Barfield:

We have limited our review of the above-captioned filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and related Schedule 13E-3 as necessary, and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings, and any information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

Item 7

1. Given that a reduction of regulatory compliance costs and administrative burden associated with periodic reporting with respect to NTI common units may be a foreseeable byproduct of delisting, please supplement the existing disclosures by expressly identifying the extent to which any affiliates and/or unaffiliated security holders will become the beneficiaries of any such savings. Please also quantify these savings by providing an aggregate total based on 2015 fiscal year expense data, and affirmatively indicate that these savings will be realized on an annual, recurring basis. Refer to Item 1013(d) of Regulation M-A and corresponding Instruction 2.

2.   Please advise us how the affiliated parties engaged in the Rule 13e-3 transaction complied with Item 1013(d) of Regulation M-A and corresponding Instruction 3.

Item 8 - Position of NTI GP Conflicts Committee as to the Fairness of the Merger

3.   We noticed the disclosure in this section and in the cover page of the proxy statement/prospectus that the NTI GP Conflicts Committee acted on behalf of NTI GP in its capacity as the general partner of NTI to render a fairness determination regarding the Rule 13e-3 transaction. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A require that the subject company engaged in the Rule 13e-3 transaction make this fairness determination. Please provide us with a brief legal analysis, if available, that demonstrates how the NTI GP Conflicts Committee became legally authorized (or otherwise concluded that it was eligible) to make the fairness determination required by Item 8 and/or revise the disclosures accordingly. The disclosure appearing in (i)-(vi), particularly (v), on page 54 of the Form S-4 did not expressly authorize this committee to make a fairness determination on behalf of NTI. In addition, please note that the term "subject company" is defined under Item 1000(f) of Regulation M-A for purposes of use within that regulation.

4.   We note the extensive discussion of factors considered by NTI GP Conflicts Committee. With the exception of the current and historical prices already discussed, please revise to disclose the extent to which each of the factors enumerated in Instruction 2 to Item 1014 of Regulation M-A supported the issuer's fairness determination, or advise. In addition, please identify any of the reasons one of these factors may have been dismissed in reaching the fairness determination. Refer to Item 1014(b) of Regulation M-A and Instruction 2 thereto, as well as corresponding Q&A No. 20 in Exchange Act Release 17719 (April 13, 1981).

5.   Item 8 of Schedule 13E-3 and corresponding Items 1014(c)-(e) require affirmative statements regarding the procedural protections, or absence thereof, associated with the proposed Rule 13e-3 transaction given the "whether or not" legal standard included within these regulatory provisions. Negative responses to these items must be expressly disclosed. Refer to Instruction E of Schedule 13E-3, or advise.

Item 13

6.   Financial information from annual and quarterly reports filed by the subject company have been incorporated by reference in order to satisfy the disclosure obligation arising under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, a summary of such financial information must be provided in accordance with Item 1010(c) of Regulation M-A. As the summary disclosure under the "Selected Historical [ ]" heading appears incomplete, please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3. For example, the ratio of earnings to fixed charges must be calculated and disclosed even if not ordinarily prepared. Refer to Interpretation I.H.7, accessible via the following link, for guidance

in complying with an instruction in the context of a tender offer nearly identical to Instruction 1: http://www.sec.gov/interps/telephone/phonesupplement3.htm.

Exhibit 99(c)(2)-(c)(7)

7.   The disclaimer indicates the materials "may not be used or relied upon for any purpose other than as specifically contemplated" by Evercore's written agreement with the Conflicts Committee. The disclaimer also indicates the materials were not prepared with a view toward disclosure under the federal securities laws and may not be reproduced or disseminated without the prior written consent of Evercore. Please disclose in the disclosure statement filed pursuant to Rule 13e-3, if true, that Evercore has consented to the use of all of its materials by filing persons for purposes of public disclosure in the Schedule 13E-3 and related proxy statement. Alternatively, please provide the disclosures recommended by the Division of Corporation Finance as being necessary to clarify security holders' right to rely on such materials when making investment and voting decisions with respect to the proposed transaction: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

Exhibit 99(c)(8)-(c)(11)

8.   These exhibits also contain a disclaimer that indicates the materials may not be disclosed to any third party or circulated or referred to publicly or used for or relied upon for any other purpose without the prior written consent of Goldman Sachs. Please revise the disclosure, as instructed by the prior comment on Exhibits (c)(1)-(c)(7), to clarify whether or not security holders may rely upon the content of Exhibits 99(c)(8)-(c)(11) when making an investment and voting decision.

Exhibit 99(d)(1)

9.   Given that the Effective Time, as defined in the transaction documents, and the date of the special meeting will not coincide, and the potential for the election deadline to be delayed in a way where even more than the 30 days will exist between the date of the vote and election deadline, please provide us with a legal analysis as to whether or not the election should be protected by application of the tender offer regulatory provisions. Refer to Situation B in Exchange Act Release 14699 (April 24, 1978).

Registration Statement on Form S-4

General

10.   Please file a form of proxy card and mark it as preliminary with your amended filing in accordance with Rule 14a-6 of Regulation 14A.

11.   We note your reference to certain disclosure schedules throughout the Merger Agreement, attached as Annex A to the registration statement. Please provide a list that briefly identifies the contents of all omitted schedules or, alternatively, tell us why you believe the schedules are not material. Refer to Item 21 of Form S-4 and Item 601(b)(2) of Regulation S-K.

Special Factors

Background of the Merger, page 36

12.   Please disclose and discuss the factors that led the NTI GP Board and NTI GP Conflicts Committee to begin evaluating a going-private transaction.

13.   Please revise to describe other potential strategic alternatives considered by the NTI GP Board and explain why the alternatives were not pursued.

14.   Please also revise to more fully discuss changes in the deal structure during ongoing negotiations. For example, please revise to discuss the inclusion of the no-shop provisions and agreed upon language regarding unsolicited offers and, further, how the parties determined what type of offer would constitute a "Superior Proposal" as contemplated by the Merger Agreement.

15.   We note that on October 16, 2015 WNR management presented to the WNR Board an overview of two strategic alternatives management had been considering. Please explain the reasons WNR did not pursue the sale of refining assets to NTI.

16.   We note on page 44 that you indicate that WNR communicated that it would not consider approval of the proposed transaction by a majority of NTI Unaffiliated unitholders. In light of this position, please further expand your disclosure on page 45 to more fully describe how the NTI GP Conflicts Committee reasonably concluded that the Rule 13e-3 transaction is fair to unaffiliated unitholders. Refer to Item 1014(b) of Regulation M-A and Question and Answer Number 21 in Exchange Act Release 17719 (April 13, 1981).

Relationship of the Parties to the Merger, page 47

17.   Please revise here to more specifically discuss the composition of the NTI GP Conflicts Committee and outline all compensation such members are entitled to receive in connection with the reference transaction.

Recommendation of the NTI GP Conflicts Committee, page 49

18.   We note that the NTI GP Conflicts Committee considered the fixed exchange ratio as a negative or unfavorable factor in making its merger recommendation. Please explain the reasons for acceptance of the fixed exchange ratio instead of a floating exchange ratio.

Opinion of Evercore Group L.L.C., page 59

General, page 85

19. Please revise to describe, if applicable, how the fairness evaluation considered the NTI projections by WNR management.

20. Please also explain whether equity award conversions and accelerations impacted the analysis undertaken by Evercore in connection with the rendering of the fairness opinion.

The Merger Agreement, page 120

21. We note your disclosure that "[i]nformation concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, and this information may or may not be fully reflected in WNR's and NTI's public disclosures." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions in the prospectus/proxy statement are necessary. Please confirm that you have updated, or plan to update, your disclosure to include all material information to the extent required.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 173

Introductory Language

22. We note your disclosures on pages 173 and 178 explaining that your pro forma information does not "purport to represent" or "purport to project" how the transaction may have impacted the company previously or in the future, and discounting the indicative value of this information. Please revise as necessary to clarify any uncertainties relative to the objective of the presentation, as set forth in Rule 11-02(a) of Regulation S-X, to provide information about the continuing impact of the transaction by showing how it might have affected historical financial statements if consummated at an earlier point in time, and to illustrate the possible scope of the change in your historical financial position and results of operations. If there are any aspects of the transaction that may yield significantly different results than those you have portrayed, please expand your disclosure to include the incremental presentation required by Rule 11-02(b)(8) of Regulation S-X.

Note 1 – Basis of Presentation, page 178

23. We note your disclosure explaining that your financial statements "include financial data at historical cost" because the merger is considered to be "a transaction between entities under common control." However, we understand you began consolidating Northern Tier Energy LP upon acquiring a controlling interest in 2013, and that you now intend to acquire the remaining, non-controlling interests in a transaction with

other shareholders, rather than an entity under common control. If this is correct, please revise your disclosures under this heading, in the introductory language on page 173, and elsewhere in your filing as necessary to clarify the nature of the transaction and the accounting that will be applied.

For example, if you expect to follow the guidance in FASB ASC 810-10-45-23, it would appear your acquisition of non-controlling interests would be accounted for as an equity transaction, rather than at fair value, since you had previously established control over and consolidated Northern Tier Energy LP.

Note 2 – Pro Forma Adjustments and Assumptions, page 178

24.   We understand from your disclosure on page 16 that you expect to account for the acquisition of the non-controlling interests as an equity transaction, as would appear to be required under GAAP. Therefore, your description of adjustment (a), including language referring to the valuation of equity "at a proposed maximum aggregate offering price of $629.3 million" also indicating an excess of consideration, of $101.4 million over the carrying value of the non-controlling interest would be recorded to additional paid in capital, appears to be inconsistent with this guidance and the pro forma adjustments that are shown on page 175.

Please revise this disclosure as necessary to correlate with the accounting that will be applied to the transaction and the related pro forma adjustments. Please also revise to clarify if true (i) that while the mix of cash and equity paid to individual shareholders in the exchange may vary, the total cash and the total number of shares to be issued are fixed; and (ii) that while the market value of the equity to be issued may vary, since you will account for the acquisition as an equity transaction, any change in such value will not impact the accounting or pro forma presentation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the respective filings include the information the Securities Act of 1933, Securities Exchange Act of 1934, and all applicable Securities Act and Exchange Act rules require. Since the subject company, its management, and any affiliate engaged in this transaction are in possession of all facts relating to disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from each of the filing persons, including the subject company, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the filing person (including the subject company, as applicable) from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the filing person may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeannette Wong, Staff Accountant, at (202) 551-4315 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473, Nicholas P. Panos, Senior Special Counsel in the Office of Merger & Acquisitions, at (202) 551-3266, or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Jeffery B. Floyd
Alan Beck
Lande Spottswood
Vinson & Elkins LLP

Melissa Buhrig
Northern Tier Energy, LP

John Goodgame
Christopher Arntzen
Akin Gump Strauss Hauer & Feld LLP